EXHIBIT 8.1

LIST OF SUBSIDIARIES OF ROMA GREEN FINANCE LIMITED

Name	Jurisdiction

Lucky Time Ventures Limited	British Virgin Islands
Roma Risk Advisory Limited	Hong Kong
Roma Advisory Pte. Ltd.	Singapore
Capital Summit Enterprises Limited	British Virgin Islands